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MARK W. JEANFREAU Partner Admitted in Louisiana and Texas (504) 584-9236 jeanfrem@phelps.com	June 4, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549

Attn.: Ms. Kathryn McHale, Senior Staff Attorney

Re:	Investar Holding Corporation
Registration Statement on Form S-1
Filed on May 16, 2014
File No. 333-196014

Dear Ms. McHale:

On behalf of Investar Holding Corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 30, 2014 (the “Comment Letter”) relating to the above-referenced registration statement (the “Registration Statement”). The Company is concurrently filing its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”) that responds to the Staff’s comments to the Registration Statement.

In this letter, we have reproduced the comments from the Comment Letter in italicized, boldface type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses correspond to the pages of the Amendment.

General

1. Please publicly disseminate your previous draft registration statement no later than 21 days before the date on which you conduct your road show. Refer to page 28 of http://www.sec.gov/divisions/corpfin/guidance/drsfilingprocedures.pdf.

The Company publicly disseminated its draft registration statement on May 30, 2014. As a result, it will not conduct its road show prior to June 20, 2014.

Dividend Policy, page 34

2. We note your revisions in response to comment 11 in our letter dated April 9, 2014 and reissue in part. Please disclose in this section the total amount of your subordinated debt (and related trust preferred securities), as well as the payment schedule and installment amount due for all securities which rank senior to the common stock you are registering, and may therefore restrict your ability to pay dividends.

COUNSELORS AT LAW
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Securities and Exchange Commission

June 4, 2014

The disclosures in the Dividend Policy section have been revised on page 34 to include the total amount of the Company’s junior subordinated debentures (and related trust preferred securities) as well as the payment schedule and installment amount due therefor.

Allowance for Loan Losses, page 76

3. Please revise disclosure on page 78 for both your allocation of the allowance for loan losses by loan category and your table of the amount of the allowance for loan losses allocated to each loan category as a percentage of total loans to include historical information as of December 31, 2013.

The referenced tables inadvertently labeled the columns containing the information as of December 31, 2013 with respect to the amount of the allowance for loan losses by loan category and the amount of the allowance for loan losses allocated to each loan category as a percentage of total loans, respectively, as being as of March 31, 2013. These two tables have been revised on page 79 to correct this error.

Exhibit Index

4. Please file all outstanding exhibits, including the legality opinion, with your next amendment.

A form of underwriting agreement and a form of the legality opinion have been filed as exhibits to the Amendment.

*****

If you have any additional questions or require any further information, please do not hesitate to contact me at (504) 584-9236.

Sincerely,

/s/ Mark W. Jeanfreau

cc:	John J. D’Angelo
Randolf F. Kassmeier
Mark A. Fullmer